EXHIBIT 99.1

Hydrogenics Reports Third Quarter 2016 Results

Record Backlog; Debt Facility Secured; Strong Outlook for Growth

MISSISSAUGA, Ontario, Nov. 07, 2016 (GLOBE NEWSWIRE) -- Hydrogenics Corporation (NASDAQ:HYGS) (TSX:HYG) ("Hydrogenics" or "the Company"), a leading developer and manufacturer of hydrogen generation and hydrogen-based power modules, today reported third quarter 2016 financial results. Results are reported in US dollars and are prepared in accordance with International Financial Reporting Standards (IFRS).

Third Quarter Highlights

“The third quarter was a very busy time for Hydrogenics, as we won new orders that increased our backlog to the highest level in corporate history,” said Daryl Wilson, Hydrogenics’ CEO and President. “With such awards in hand and given project timing, we expect stronger revenue in the fourth quarter and are well-positioned for higher growth in 2017. This quarter saw Alstom unveil its first fuel cell-powered train, at the InnoTrans railroad industry trade show in Berlin, and German aerospace leader DLR with the launch of its four-person HY4 plane, both using Hydrogenics technology. These were groundbreaking developments that relied on our applications engineering strength and advanced PEM fuel cell technology.

“In addition, we recently secured a new five year, $9 million debt facility. We remain on track with our long-term contracts for an Enbridge energy storage facility in Toronto, heavy-duty fuel cells for Alstom, our propulsion application, and numerous opportunities in China. At the same time we continue to work diligently with multiple parties in Korea, including Kolon, on sites that can leverage our hydrogen-based power generation technology. Demand for fueling continues to rise with fuel cell vehicle deployment as illustrated in the recently-announced partnership with StratosFuel to build North America’s largest renewable hydrogen power plant. We see markets for our various applications across Asia along with multiple avenues for growth in China, Europe and in California.”

Summary of Results for the Quarter Ended September 30, 2016

  Hydrogenics ended the third quarter of 2016 with the highest backlog in the Company’s history – $106.2 million. During the quarter, Hydrogenics secured $8.5 million of new orders, representing both fuel cell and electrolyzer applications. Of the $106.2 million in total backlog, the Company expects to recognize approximately $30 million as revenue over the next twelve months, in addition to what can be booked and billed as revenue during the same twelve month period.
  Company revenue was $6.7 million for the quarter, a decrease of 30% from the third quarter of 2015. The decline reflects the absence of several key projects delivered in the prior-year period, partially offset by increased sales into the Chinese mobility market.
  Gross profit decreased to $1.0 million in the current quarter versus $2.1 million in the prior-year period, and the gross margin declined to 14.9% from 21.8% in the prior-year period. The decrease was principally attributed to the Company’s Power Systems segment, which incurred additional costs to support several key projects in Germany.
  The Company’s Adjusted EBITDA1 loss increased slightly to $1.5 million for the three months ended September 30, 2016 from $1.4 million for the same period last year, reflecting lower gross profit, partially offset by reduced selling, general and administrative costs (“SG&A”) and reduced net research and development expenses (“R&D”).
  Cash operating costs2 decreased $0.9 million to $2.6 million for the current quarter compared to $3.5 million for the prior-year period, with the decline due to lower SG&A (excluding compensation indexed to share price) and R&D expenses. The decrease in SG&A was related to lower general & administrative expenses, and higher external funding reduced net R&D costs.
  The net loss for the quarter was $1.9 million, or $(0.15) per share, versus $2.2 million, or $(0.22) per share in the prior-year period.
  Subsequent to September 30, 2016, Hydrogenics secured a new term loan facility. This long-term facility on favorable terms strengthens our ability to support the future growth.

Notes

  Adjusted EBITDA is defined as net loss excluding stock based compensation (both cash settled long term compensation indexed to share price and share based compensation), other finance income and expenses, depreciation and amortization. These items are considered by management to be outside of Hydrogenics’ ongoing operational results.  Adjusted EBITDA is a non-IFRS measure and may not be comparable to similar measures used by other companies.
  Cash operating costs are defined as the sum of SG&A and R&D, less amortization and depreciation, and stock-based compensation expense inclusive of compensation costs indexed to the Company’s share price. This is a non-IFRS measure and may not be comparable to similar measures used by other companies. Management uses this measure as a rough estimate of the amount of fixed costs to operate the Corporation and believes this is a useful measure for investors for the same purpose.

Conference Call Details
Hydrogenics will hold a conference call at 10:00 a.m. EST on November 7, 2016 to review the second quarter results. The telephone number for the conference call is (877) 307-1373 or, for international callers, (678) 224-7873.  A live webcast of the call will also be available on the company's website, www.hydrogenics.com.

An archived copy of the conference call and webcast will be available on the company's website, www.hydrogenics.com, approximately six hours following the call.

About Hydrogenics
Hydrogenics Corporation is a world leader in engineering and building the technologies required to enable the acceleration of a global power shift. Headquartered in Mississauga, Ontario, Hydrogenics provides hydrogen generation, energy storage and hydrogen power modules to its customers and partners around the world. Hydrogenics has manufacturing sites in Germany, Belgium and Canada and service centers in Russia, Europe, the US and Canada.

Forward-looking Statements
This release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995, and under applicable Canadian securities law. These statements are based on management’s current expectations and actual results may differ from these forward-looking statements due to numerous factors, including: our inability to increase our revenues or raise additional funding to continue operations, execute our business plan, or to grow our business; inability to address a slow return to economic growth, and its impact on our business, results of operations and consolidated financial condition; our limited operating history; inability to implement our business strategy;  fluctuations in our quarterly results; failure to maintain our customer base that generates the majority of our revenues; currency fluctuations; failure to maintain sufficient insurance coverage; changes in value of our  goodwill; failure of a significant market to develop for our products; failure of hydrogen being readily available on a cost-effective basis; changes in government policies and regulations; failure of uniform codes and standards for hydrogen fueled vehicles and related infrastructure to develop; liability for environmental damages resulting from our research, development or manufacturing operations; failure to compete with other developers and manufacturers of products in our industry; failure to compete with developers and manufacturers of traditional and alternative technologies; failure to develop partnerships with original equipment manufacturers, governments, systems integrators and other third parties; inability to obtain sufficient materials and components for our products from suppliers; failure to manage expansion of our operations; failure to manage foreign sales and operations; failure to recruit, train and retain key management personnel; inability to integrate acquisitions; failure to develop adequate manufacturing processes and capabilities; failure to complete the development of commercially viable products; failure to produce cost-competitive products; failure or delay in field testing of our products; failure to produce products free of defects or errors; inability to adapt to technological advances or new codes and standards; failure to protect our intellectual property; our involvement in intellectual property litigation; exposure to product liability claims;  failure to meet rules regarding passive foreign investment companies; actions of our significant and principal shareholders; dilution as a result of significant issuances of our common shares and preferred shares; inability of US investors to enforce US civil liability judgments against us; volatility of our common share price; and dilution as a result of the exercise of options. Readers should not place undue reliance on Hydrogenics’ forward-looking statements. Investors are encouraged to review the section captioned “Risk Factors” in Hydrogenics’ regulatory filings with the Canadian securities regulatory authorities and the US Securities and Exchange Commission for a more complete discussion of factors that could affect Hydrogenics’ future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release, unless otherwise required by law. The forward-looking statements contained in this release are expressly qualified by this.

Reconciliation of Cash Operating Costs to Operating Costs and Adjusted EBITDA to Net Loss
(in thousands of US dollars)
(unaudited)

Cash operating costs

	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
Selling, general and administrative expenses	$2,365	$2,566	$7,719	$7,724
Research and product development expenses	263	1,045	2,831	3,106
Total operating costs	$2,628	$3,611	$10,550	$10,830
Less: Depreciation of property, plant and equipment and intangible assets	(98)	(95)	(298)	(272)
Less: Compensation indexed to share price	(6)	174	100	408
Less: Stock-based compensation expense	36	(163)	(254)	(457)
Cash operating costs	$2,560	$3,527	$10,098	$10,509

Adjusted EBITDA

	Three months ended September 30		Nine months ended September 30,
	2016	2015	2016	2015
Net loss	$(1,899)	$(2,192)	$(7,353)	$(9,319)
Finance loss (income)	271	682	833	2,785
Depreciation of property, plant and equipment and intangible assets	192	138	548	448
Compensation indexed to share price	6	(174)	(100)	(408)
Stock-based compensation expense	(36)	163	254	457
Adjusted EBITDA	$(1,466)	$(1,383)	$(5,818)	$(6,037)

Hydrogenics Corporation
Condensed Interim Consolidated Balance Sheets
 (in thousands of US dollars)
(unaudited)

	September 30, 2016	December 31, 2015
Assets
Current assets
Cash and cash equivalents	$9,997	$23,398
Restricted cash	784	971
Trade and other receivables	13,571	10,419
Inventories	18,900	14,270
Prepaid expenses	924	428
	44,176	49,486
Non-current assets
Restricted cash	394	532
Investment in joint venture	2,057	1,951
Property, plant and equipment	3,820	3,049
Intangible assets	226	215
Goodwill	4,280	4,135
	10,777	9,882
Total assets	$54,953	$59,368

Liabilities
Current liabilities
Operating borrowings	$2,248	$1,086
Trade and other payables	11,353	7,776
Financial liabilities	8,710	9,034
Warranty provisions	1,766	2,255
Deferred revenue	9,120	10,146
	33,197	30,297
Non-current liabilities
Other non-current liabilities	3,495	3,121
Non-current warranty provisions	855	938
Non-current deferred revenue	3,811	4,764
	8,161	8,823
Total liabilities	41,358	39,120
Equity
Share capital	365,922	365,824
Contributed surplus	19,120	18,964
Accumulated other comprehensive loss	(2,778)	(3,224)
Deficit	(368,669)	(361,316)
Total equity	13,595	20,248
Total equity and liabilities	$54,953	$59,368

Hydrogenics Corporation
Consolidated Interim Statements of Operations and Comprehensive Loss
 (in thousands of US dollars, except share and per share amounts)
(unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2016	2015	2016	2015
Revenues	$6,733	$9,644	$20,260	$24,543
Cost of sales	5,733	7,543	16,230	20,247
Gross profit	1,000	2,101	4,030	4,296

Operating expenses
Selling, general and administrative expenses	2,365	2,566	7,719	7,724
Research and product development expenses	263	1,045	2,831	3,106
	2,628	3,611	10,550	10,830

Loss from operations	(1,628)	(1,510)	(6,520)	(6,534)

Finance income (expenses)
Interest expense, net	(439)	(446)	(1,310)	(942)
Foreign currency gains (losses), net	139	217	(39)	(381)
Loss from joint venture	(78)	(127)	(26)	(86)
Other finance gains (losses)	107	(326)	542	(1,376)
Finance loss, net	(271)	(682)	(833)	(2,785)

Loss before income taxes	(1,899)	(2,192)	(7,353)	(9,319)
Income tax expense	-	-	-	-
Net loss for the period	(1,899)	(2,192)	(7,353)	(9,319)

Items that may be reclassified subsequently to net loss
Exchange differences on translating foreign operations	249	(79)	446	(955)
Comprehensive loss for the period	$(1,650)	$(2,271)	$(6,907)	$(10,274)

Net loss per share
Basic and diluted	$(0.15)	$(0.22)	$(0.59)	$(0.92)

Hydrogenics Corporation
Consolidated Interim Statements of Cash Flows
 (in thousands of US dollars) (unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2016	2015	2016	2015
Cash and cash equivalents provided by (used in):
Operating activities
Net loss for the period	$(1,899)	$(2,192)	$(7,353)	$(9,319)
(Increase) decrease in restricted cash	364	118	371	2,065
Items not affecting cash
Amortization and depreciation	192	138	548	448
Unrealized losses on hedging	-	111	-	111
Warrants	(106)	-	(522)	885
Unrealized foreign exchange (gains) losses	(41)	227	145	(29)
Unrealized (gain) loss on joint venture	78	127	26	86
Accreted non-cash and unpaid interest and amortization of deferred financing fees	229	220	827	685
Stock-based compensation	(36)	163	254	457
Stock-based compensation - RSUs and DSUs	6	(174)	(100)	(408)
Net change in non-cash working capital	(1,545)	326	(6,947)	(1,575)
Cash used in operating activities	(2,758)	(936)	(12,751)	(6,594)

Investing activities
Purchase of property, plant and equipment	(1,275)	(674)	(2,178)	(1,553)
Receipt of government funding	175	-	390	118
Purchase of intangible assets	-	-	(47)	(81)
Cash used in investing activities	(1,100)	(674)	(1,835)	(1,516)

Financing activities
Repayment of repayable government contributions	(55)	(52)	(163)	(162)
Proceeds of borrowings, net of transaction costs	-	-	-	6,866
Repayment of operating borrowings	-	(1,658)	(1,077)	(3,809)
Proceeds of operating borrowings	2,248	2,240	2,248	6,062
Common shares issued	-	-	-	9
Cash provided by (used in) financing activities	2,193	530	1,008	8,966

Increase (decrease) in cash and cash equivalents during the period	(1,665)	(1,080)	(13,578)	856
Cash and cash equivalents - Beginning of period	11,579	8,016	23,398	6,572
Effect of exchange rate fluctuations on cash and cash equivalents held	83	(6)	177	(498)
Cash and cash equivalents - End of period	$9,997	$6,930	$9,997	$6,930

Hydrogenics Contacts:

Bob Motz, Chief Financial Officer
Hydrogenics Corporation
(905) 361-3660
investors@hydrogenics.com

Chris Witty
Hydrogenics Investor Relations
(646) 438-9385
cwitty@darrowir.com